Exhibit 10.4
July 15, 2011
Dr. James Crapo, MD
4650 S. Forest Street
Englewood, CO 80113
Subject: Employment Terms
Dear James:
On behalf of the Board of Directors of Omni Bio Pharmaceutical, Inc. (the “Board”), I would like to clarify and further explain certain terms of your employment as outlined in your original offer letter dated February 23, 2011. This letter outlines the terms of your employment relationship with Omni, and supersedes and replaces the February 23rd letter in its entirety.
This letter confirms the Board’s approval of your compensation as CEO of Omni Bio Pharmaceutical, Inc. (“Omni” or “Company”).
Below is a summary of certain other terms of your employment with Omni.

Start date:	March 1, 2011

Position:	Chief Executive Officer, reporting to the Board

Cash Compensation:	$10,000 per month salary, plus $2,000 allowance per month for health insurance and other fringe benefits.

Confidentiality Agreement:	In connection with the execution of this letter, as a condition of your employment with Omni, you will sign the Confidentiality and Inventions Assignment Agreement attached hereto as Exhibit A (the “Confidentiality Agreement”).

At-Will Employment:	Your employment with the Company is not for a specific period of time. Rather, your employment with the Company is “at will,” meaning that it could be terminated at any time, for any or no reason, at the option of either you or the Company. Notwithstanding the foregoing, the Company agrees that it shall not terminate you in bad faith in order to avoid payment of any Incentive Bonus (as defined below. You also should understand that the compensation and benefits described in this letter are subject to change during your employment at the discretion of the Company.

Company Policies:	You are expected to follow all applicable policies and procedures adopted by the Company from time to time, including without limitation policies relating to business ethics, conflict of interest, non-discrimination, confidentiality and protection of trade secrets.

Restricted Stock Units:	300,000 restricted stock units (“RSUs”), vesting over three years as follows: 100,000 as of March 1, 2012, 100,000 as of March 1, 2013 and 100,000 as of March 1, 2014. Automatic vesting of all unvested RSUs upon “change of control.” Details regarding this restricted stock unit grant will be provided to you in a separate RSU agreement.

Restrictions:	The Board recognizes that you will also be the chief executive officer of BioMimetix Pharmaceutical, Inc. (“BioMimetix”) and acknowledges that certain corporate opportunity and conflict of interest situations may arise out of such role. Therefore, you agree that you will not assist or participate in raising additional capital for BioMimetix until the earlier of: (1) the Company raising a total of $7 million; (2) 12 months from the date of the Company’s initial investment in BioMimetix; (3) the Company executing an agreement with a strategic partner resulting in payments made to the Company; or (4) permission of the Board.

Incentive Bonus:	You will be eligible to receive an incentive bonus (the “Incentive Bonus”) in connection with the occurrence of a Liquidity Event (as defined below), so long as either (i) you have been continuously employed by the Company from your Start Date through the effective date of the Liquidity Event, or (ii) the Liquidity Event occurs with one or more parties introduced by you to the Company for purposes of a Liquidity Event prior to 12 months from the effective date of termination of your services other than for Cause (as defined below) (the “Tail Period”). For the avoidance of doubt, if (1) your employment with the Company terminates other than for Cause prior to the occurrence of a Liquidity Event or (2) the Liquidity Event occurs after the expiration of the Tail Period, you will not be entitled to receive payment of any Incentive Bonus.
Bonus Calculation and Payment. The Incentive Bonus amount payable to you in connection with the occurrence of a Liquidity Event will be equal to the Net Proceeds (defined below) multiplied by the Applicable Percentage (defined below). Subject to the paragraph below dealing with escrows and hold-backs, any Incentive Bonus payable hereunder will be paid to you in a single lump sum payment as soon as administratively practicable after the occurrence of the Liquidity Event giving rise to such payment, but in no event later than the 15th day of the third calendar month after the close of the calendar year in which the Liquidity Event occurred. Payment of any Incentive Bonus hereunder will be made from the general assets of the Company.
Definitions. The following definitions will apply for purposes of this Agreement.

(a)	“Applicable Percentage” means the percentage specified in the table below corresponding to the amount of Net Proceeds received in connection with a Liquidity Event:

Applicable
Percentage	Net Proceeds

1.0%	Less than or equal to $100 million

1.5%	Greater than $100 million, less than or equal to $200 million

2.0%	Greater than $200 million, less than or equal to $300 million

3.0%	Greater than $300 million
(b) “Cause” means, except to the extent specified otherwise by the Board, a finding by the Board that the you (i) have breached the terms of your employment or service agreement with the Company, (ii) has engaged in disloyalty to the Company, including, without limitation, fraud, embezzlement, theft, commission of a felony or proven dishonesty in the course of your employment or service, (iii) have disclosed trade secrets or confidential information of the Company to persons not entitled to receive such information or (iv) have engaged in such other behavior detrimental to the interests of the Company as the Board determines.
(c) “Liquidity Event” means the consummation of:
(1)	the sale (including in one or a series of related transactions) of all or substantially all of the Company’s consolidated assets to a person or a group of persons acting in concert (other than a person or group affiliated with the Company);

(2)	the sale or transfer (including in one or a series of related transactions) to a person or a group of persons acting in concert (other than a person or group affiliated with the Company) of Company equity securities representing more than 50% of the combined voting power of the Company’s then outstanding equity securities entitled to vote generally in the election of directors;

(3)	the merger or consolidation of the Company with or into another entity, unless immediately following such transaction, all or substantially all of the persons who were the beneficial owners of the Company’s outstanding voting securities immediately before the transaction beneficially own, directly or indirectly, more than 50% of the combined voting power of the then outstanding voting securities (or comparable equity interests) of the surviving or resulting entity (or its parent entity); or

(4)	the sale (including in one or a series of related transactions) of the Company’s intellectual property related to the use of the FDA approved drug Alpha-1 Antitrypsin to a person or a group of persons acting in concert (other than a person or group affiliated with the Company). Net Proceeds will be aggregated over any series of applicable transactions, and any difference due to an increase in the Applicable Percentage as a result of such aggregation will be paid in connection with the most recent transaction.

By way of illustration for (4), if the Company sells applicable intellectual property in a transaction with Net Proceeds of $50 million, assuming you are eligible to receive an Incentive Bonus for the transaction, the Applicable Percentage would be 1% and you would receive an Incentive Bonus of $0.5 million. If the Company subsequently sells other applicable intellectual property in a second transaction with Net Proceeds of $75 million, then, assuming you are eligible to receive an Incentive Bonus for this transaction, the Applicable Percentage would be 1.5% (instead of 1%) on the aggregate Net Proceeds of $125 million, and the aggregate Incentive Bonus would be $1.875 million. Therefore, in connection with the second transaction, you would receive an Incentive Bonus of $1.375 million.
(d)	“Net Proceeds” means the fair market value, as of the date of the Liquidity Event and as determined in good faith by the Board, of the aggregate consideration (whether cash, notes, stock or other securities) actually received by the Company or its stockholders as a result of the Liquidity Event, less all transaction fees and expenses incurred by the Company in connection with such Liquidity Event, including legal, accounting and investment banking fees.
Escrow or Hold-Back. Notwithstanding the foregoing, if any portion of the proceeds from a Liquidity Event are deposited into an escrow account (whether established by the Company or any purchaser or acquirer) or are subject to a hold-back by the purchaser or acquirer for distribution upon the occurrence or satisfaction of any event, that portion of the proceeds shall be included in calculating Net Proceeds, but a comparable portion of the incentive bonus amount shall be withheld and released to you only as and when that portion of the Liquidity Event proceeds are released from any escrow or hold-back arrangement.
Term of Bonus Arrangement. This Incentive Bonus arrangement will remain in effect until the earlier of (i) until your employment by the Company is terminated for Cause or (ii) until the expiration of the Tail Period, if any. The Company may modify this Incentive Bonus arrangement if any such modification is, in the discretion of the Company, necessary or desirable to ensure the compliance of this arrangement with the requirements of the Internal Revenue Code, including Section 409A thereof, or any other applicable law or regulation.
Successors. All obligations of the Company under this Incentive Bonus arrangement will be binding upon any successor to the Company, whether the existence of such successor is the result of merger, consolidation, purchase of all or substantially all of the business or assets of the Company, or otherwise.
Please acknowledge and accept the terms of your employment as outlined above by countersigning below.
The Board is extremely excited about having you join our team.
Sincerely,
Vicki Barone
Chairperson
On Behalf of the Board of Directors of Omni Bio Pharmaceutical, Inc.
Agreed to:

James Crapo

Exhibit A
Confidentiality and Inventions Assignment Agreement
[See attached]